EXHIBIT 99.1

ASM International N.V.

ASM International N.V. Provides Update on Enterprise Court Procedure

ALMERE, the Netherlands, January 16, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) said today that on January 15, 2009, following the ruling of the Enterprise Court of December 22, 2008, several parties to the pending litigation (including Hermes and Fursa) have requested the Enterprise Court to appoint a hearing on February 5, 2009.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASMI Contacts:

Investors:

Erik Kamerbeek: + 31 88 100 8500

Mary Jo Dieckhaus: + 1 212 986 2900

Media:

Ian Bickerton: +31 20 6855 955